UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

RANCHER ENERGY CORP.
(Name of Issuer)

Common Stock, Par Value $ 0.00001 per share
(Title of Class of Securities)

75188R106
(CUSIP Number)

Andrew P. Vander Ploeg
19 Foxtail Circle, Cherry Hills Village, CO 80113
(303) 885-3160
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
James P. Beck
Clanahan, Beck & Bean, PC
1873 S. Bellaire Street, Suite 1401
Denver, CO 80222
(303) 893-2300

August 13, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

CUSIP NO. 75188R106

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

ANDREW P. VANDER PLOEG

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):  (a) [ ] (b) [ ]

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS):          PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):      [ ]

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:        USA

(7) SOLE VOTING POWER
6,570,000

NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED	430,000
BY
EACH REPORTING PERSON	(9) SOLE DISPOSITIVE POWER
WITH	6,570,000

(10) SHARED DISPOSITIVE POWER
430,000

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    7,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       5.9%

(14) TYPE OF REPORTING PERSON:        IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.00001, of Rancher Energy Corp., a Nevada corporation, with its principal place of business located at 999 - 18th Street, Suite 3400, Denver, CO 80202.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Andrew P. Vander Ploeg, who is hereinafter sometimes referred to as the “Reporting Person.” Currently Mr. Vander Ploeg is a Trader with Wilson Davis & Co., 6901 S. Yosemite, #206, Centennial, CO 80112.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person used $25,257.50 in personal funds held in his IRA account to acquire 1,006,300 shares of the Issuer's common stock on August 13, 2010 at $0.025 per share.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares for investment purposes only.

The Reporting Person does not currently have any new plans or proposals, either individually or collectively with another person or company, which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person has beneficial ownership of 7,000,000 shares of the Issuer's common stock, which represents approximately 5.9% of the shares outstanding.

(b) The following states the number of shares as to which the Reporting Person has:

(i) sole power to vote or direct the vote:	6,570,000	(1)
(ii) shared power to vote or to direct the vote:	430,000	(2)
(iii) sole power to dispose or to direct the disposition of:	6,570,000	(1)
(iv) shared power to dispose or to direct the disposition of:	430,000	(2)
------------------
(1) Includes 1,000,000 shares held directly by Andrew P. Vander Ploeg and 5,570,000 shares held in an IRA account of Mr. Vander Ploeg.

(2) Includes 180,000 shares held by Mr. Vander Ploeg's wife; 150,000 shares held in an IRA account of his wife; and 100,000 shares held as a custodian for a minor child.

The Reporting Person has had no transactions other than the purchase described in Item 3 hereof during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements or understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2010	By: /s/ Andrew P. Vander Ploeg
Name: Andrew P. Vander Ploeg